

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2017

Johan Aksel Bergendorff
Chief Financial Officer
Tempus Applied Solutions Holdings, Inc.
471 McLaws Circle, Suite A
Williamsburg, Virginia 23185

> **Re: Tempus Applied Solutions Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 000-55534**

Dear Mr. Bergendorff:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure